Exhibit 23.1

Board of Directors and Shareholders of

Neo-Concept International Group Holdings Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated August 30, 2022 in Amendment No. 1 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-           ) with respect to the consolidated balance sheets of Neo-Concept International Group Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes included herein.

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	WWC, P.C.
October 21, 2022	Certified Public Accountants
PCAOB ID No.1171